UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

Commission File Number 333-226041

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOMINION ENERGY SALARIED SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DOMINION ENERGY, INC.

120 Tredegar Street

Richmond, VA 23219

DOMINION ENERGY SALARIED SAVINGS PLAN

NOTE:  All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator

of the Dominion Energy Salaried Savings Plan

Richmond, Virginia

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Dominion Energy Salaried Savings Plan (the “Plan”), as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule listed in the Table of Contents has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Richmond, Virginia

June 26, 2020

We have served as the auditor of the Plan since 1988.

DOMINION ENERGY SALARIED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2019 AND 2018

	2019	2018
ASSETS:
Investments:
Plan's interest in the Master Trust (Note 3)	$1,405,998,509	$1,279,497,690
Investments held by the Plan—at fair value	2,004,892,335	1,862,192,842
Total investments	3,410,890,844	3,141,690,532
Receivables:
Notes receivable from participants	32,838,120	33,514,125
Participant contributions	1,177,589	1,450,980
Employer contributions	475,922	569,198
Accrued investment income	46,059	41,575
Receivables for securities sold	748,254	1,860,025
Total receivables	35,285,944	37,435,903
Total assets	3,446,176,788	3,179,126,435
LIABILITIES:
Payables for securities purchased	38,458	355,599
NET ASSETS AVAILABLE FOR BENEFITS	$3,446,138,330	$3,178,770,836

See notes to financial statements.

DOMINION ENERGY SALARIED SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2019

ADDITIONS:
Contributions:
Participant contributions	$100,171,040
Rollover contributions	7,032,802
Employer contributions	37,522,701
Total contributions	144,726,543
Investment Income:
Interest	201,391
Dividends	42,761,818
Net appreciation in fair value of investments	340,463,946
Income from Master Trust	255,732,924
Net investment income	639,160,079
Interest income on notes receivable from participants	1,788,464
Total additions	785,675,086
DEDUCTIONS:
Benefits paid to participants	553,091,178
Administrative expenses	1,880,206
Total deductions	554,971,384
NET INCREASE IN NET ASSETS BEFORE TRANSFERS	230,703,702
TRANSFER OF ASSETS:
PLAN MERGERS (Note 1)	25,647,174
PLAN TO PLAN TRANSFER, NET (Note 2.i.)	11,016,618
Total transfer of assets	36,663,792
NET INCREASE IN NET ASSETS	267,367,494
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	3,178,770,836
End of year	$3,446,138,330

See notes to financial statements.

DOMINION ENERGY SALARIED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND 2018, AND FOR THE YEAR ENDED DECEMBER 31, 2019

1.	DESCRIPTION OF PLAN

The following description of the Dominion Energy Salaried Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

a.

General—The Plan is a defined contribution plan covering all salaried employees and certain former hourly employees of Dominion Energy, Inc. and its subsidiaries (the Participating Companies) (see Note 1.d.) who are 18 years of age or older, regular full-time or part-time employees and are scheduled to work at least 1,000 hours per year. Dominion Energy, Inc. (Dominion Energy or the Company) is the designated Plan sponsor. The Plan administrator is Dominion Energy Services, Inc., a subsidiary of Dominion Energy. The Northern Trust Company (Northern Trust) serves as the trustee of the Plan. The Plan is subject to the provisions set forth in the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Effective November 1, 2019, the Dominion Energy Kewaunee Union Savings Plan (the Kewaunee Plan) and Dominion Energy Manchester Street Union Savings Plan (the Manchester Plan) net assets available for benefits of $8,174,789 and $17,472,385, respectively, were merged into the Plan. All participants of the Kewaunee Plan and Manchester Plan became participants in the Plan and are subject to the terms and conditions of the Plan as of the effective date of the merger, including the eligibility, vesting and service crediting provisions.

In December 2019, Dominion Energy completed the sale of a 25% noncontrolling interest in Dominion Energy Cove Point LNG LP (Cove Point) to Brookfield Super-Core Infrastructure Partners. Following the transaction, the Plan became a multiple employer plan in order to allow for Cove Point’s continued participation after no longer meeting the ERISA criteria to be considered a part of the Dominion Energy controlled group.  2019 contributions by the Cove Point employer and employees following this determination were not material. Cove Point continues to bear the cost of its employees participating in the Plan, and no third-party employers have been introduced to the Plan as Dominion Energy still holds a 75% controlling interest in Cove Point.

b.

Contributions—Participants may contribute not less than 2% and not more than 50% of their eligible earnings, all of which may be on a tax-deferred basis, or up to 20% on an after-tax basis. Employee contributions are subject to certain Internal Revenue Code (IRC) limitations. Depending on a participant’s hire date, years of service, and the percentage of tax-deferred and after-tax contributions, Participating Companies contribute a matching amount from 1% up to 7% of the participant’s eligible earnings depending upon plan entry date. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Employees hired on or after January 1, 2008 are enrolled automatically into the Plan at a 4% tax-deferred contribution rate approximately 45 days after the date of hire or rehire unless an alternative election is made.  Certain rehires are generally auto-enrolled depending on criteria such as, but not limited to, their hire date, enrollment status, and whether they have incurred a break-in-service.  This Plan also provides an employee directed auto-save feature.  The auto-save feature is elective and increases the contribution percentage each year in 1% increments, up to a maximum percentage.

c.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant's account includes the effect of the participant's contributions and withdrawals, as applicable, and allocations of the Participating Companies’ contributions, Plan earnings or losses, and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant's account.

Individual participant accounts invested in the Common Collective Trust Funds, the Intermediate Bond Fund and the separately managed accounts (SMA) are maintained on a unit value basis.  Participants do not have beneficial ownership in specific underlying securities or other assets in the various funds and SMA, but have an interest therein represented by units valued as of the last business day of the period.  The various funds and SMA earn dividends and interest, which are automatically reinvested within the funds and SMA. Generally, contributions to and withdrawal payments from each fund and SMA are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant.

d.

Participants—Any subsidiary of Dominion Energy may adopt the Plan for the benefit of its qualified salaried and certain former hourly employees subject to approval of the Dominion Energy Board of Directors.

e.

Vesting—Participants become immediately vested in their own contributions and the earnings on these amounts. Participants generally become vested in the Participating Companies’ matching contributions and related earnings after three years of service.

f.

Forfeited Accounts—At December 31, 2019 and 2018, forfeited nonvested accounts totaled $394,123 and $402,128, respectively.  During the year ended December 31, 2019, $436,635 of forfeited nonvested accounts was used to reduce employer contributions.

g.	Investment Options
•

Participant Contributions—Upon enrollment in the Plan, a participant may direct his or her contributions in any option in 1% increments totaling to 100%. Changes in investment options may be made at any time and participant investment election changes become effective with the subsequent pay period. However, if the participant has not made investment directions at the time the contribution is made, the participant contributions will be automatically invested in the Target Retirement Trust corresponding with the participant’s age (assuming retirement at age 65).

All of the Plan’s investments are participant directed.  The Plan holds assets in the Dominion Energy, Inc. Defined Contribution Master Trust (“Master Trust”) that was established for the Plan and other employee benefit plans of Dominion Energy and its subsidiaries as well as various investment funds at the trustee. The Plan provides for employee contributions to be invested in the following:

o	Dominion Stock Fund(1)
o	Interest in Master Trust(2):

Dominion Money Market Fund

Real Estate Fund

Intermediate Bond Fund(3)

S&P 500 Index Fund(3)

Small/Mid Cap Equity Index Fund(3)

Multi-Asset Class Inflation Managed Collective Investment Trust(3)

o	Common Collective Trusts(3):

Target Retirement Income Trust Plus(4)

Target Retirement 2015 Trust Plus(5)

Target Retirement 2020 Trust Plus(5)

Target Retirement 2025 Trust Plus(5)

Target Retirement 2030 Trust Plus(5)

Target Retirement 2035 Trust Plus(5)

Target Retirement 2040 Trust Plus(5)

Target Retirement 2045 Trust Plus(5)

Target Retirement 2050 Trust Plus(5)

Target Retirement 2055 Trust Plus(5)

Target Retirement 2060 Trust Plus(5)

Target Retirement 2065 Trust Plus(5)

o	Mutual Funds:

International Equity Fund(6)

Emerging Markets Equity Fund(7)

International Bond Fund(8)

1-3 Year Bond Fund(9)

(1)	The Dominion Stock Fund invests primarily in Dominion Energy common stock.
(2)	See Plan Interest in Master Trust in Note 3 for details about the related investment strategies.
(3)

These Funds do not have any unfunded commitments and do not have any applicable liquidation periods or defined terms/periods to be held. The Plan may generally sell assets from the Trusts to satisfy participant payment obligations (assets are redeemable daily) and may transfer assets from the Trusts to other investment options based on participant elections (overnight liquidity is generally available).

(4)

The Target Retirement Income Trust is designed for investors with an intermediate-term investment horizon (at least three to five years) who are seeking a high level of current income. General investment mix includes 70% bonds and 30% stocks.

(5)

These Target Retirement Trusts are designed for investors seeking to retire between 2015 and 2067 and to provide for a reasonable level of income and long-term growth of capital and income. General investment mix: 2015 Trust Plus—57% bonds and 43% stocks; 2020 Trust Plus—45% bonds and 55% stocks; 2025 Trust Plus—36% bonds and 64% stocks; 2030 Trust Plus—29% bonds and 71% stocks; 2035 Trust Plus—21% bonds and 79% stocks; 2040 Trust Plus—14% bonds and 86% stocks; and 2045 Trust Plus, 2050 Trust Plus, 2055 Trust Plus, 2060 Trust Plus and 2065 Trust Plus—10% bonds and 90% stocks.

(6)

The International Equity Fund invests primarily in common stocks of strong, undervalued companies which exhibit growing earnings based primarily in Europe and the Pacific Basin, ranging from small firms to large corporations.

(7)	The Emerging Markets Equity Fund invests primarily in equity securities issued in emerging markets around the world.
(8)	The International Bond Fund invests primarily in non-U.S. fixed income instruments and investment grade debt securities.
(9)	The 1-3 Year Bond Fund invests primarily in bonds, investment grade domestic debt obligations and other fixed income securities with maturities of 3 years or less.
•

Employer Contributions—Participating Companies’ matching contributions are deposited in accordance with the participant’s investment directions or the Target Retirement Trust corresponding with the participant’s age (assuming retirement at age 65) if the participant has not made investment directions at the time the contribution is made.

h.

Participant Loans—Participants are eligible to secure loans against their plan account with a maximum repayment period of 5 years. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of:

•	50% of the vested account balance, or

•	$50,000 (reduced by the difference between the highest outstanding loan balance during the prior 12 months and the outstanding loan balance on the date of the new loan)

The loans are interest-bearing at the prime rate of interest plus 1%. The rate is determined at the beginning of each month if a change has occurred in the prime rate. However, the rate is fixed at the inception of the loan for the life of the loan.

Participants make principal and interest payments to the Plan through payroll deductions. Any defaults in loans result in a reclassification of the remaining loan balances as taxable distributions to the participants.

i.

Payment of Benefits— On termination of service, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account or defer the payment to a future time no later than the year in which the participant attains age 70 1/2.  If the participant retires from the Company, he or she may elect to receive installment payments.

j.

Flexible Dividend Options—Participants are given the choice of (1) receiving cash dividends paid on vested shares held in their Dominion Stock Fund or (2) reinvesting the dividends in the Dominion Stock Fund.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
a.	Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).
b.

Use of Estimates—The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and changes therein.   Actual results could differ from those estimates.

c.

Risks and Uncertainties—The Plan utilizes various investment instruments.  Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.

d.	Valuation of Investments—The Plan’s investments are stated at fair value. See Notes 3 and 4 for further information.
e.

Notes Receivable from Participants—Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

f.	Investment Income—Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recognized on the ex-dividend date.

Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Income from Master Trust includes dividend income and net realized and unrealized appreciation.

Investment management fees and operating expenses charged to the Plan are deducted from income earned on a daily basis and are not separately reflected. Consequently, investment management fees and operating expenses are reflected as a reduction of investment return.

g.

Administrative Expenses—As permitted by law, the reasonable administrative costs of the Plan are paid from the Plan’s Trust. Dominion Energy pays any administrative costs that are not charged to the Plan. In addition, participants who elect to participate in a financial advisory program offered by the Plan will have administrative fees deducted from their account.

h.	Payment of Benefits—Benefit payments to participants are recorded upon distribution.
i.

Transfers—In addition to the Plan, Dominion Energy also sponsors several other savings plans for employees of Dominion Energy and certain of its subsidiaries which do not participate in this Plan.  If participants change employment among Dominion Energy and its covered subsidiaries during the year, their account balances are transferred into the corresponding plan. For the year ended December 31, 2019, the Plan transferred $23,635,522 and $12,618,904 of participants’ assets in from and out to other plans, respectively.

j.

Excess Contributions Payable—The Plan is required to return to Plan participants any contributions received during the Plan year in excess of the IRC limits. There were no excess contributions payable at December 31, 2019 and 2018.

k.      Accounting Standards Update—In August 2018, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) 2018-13, Fair Value Measurement (Topic 820) - Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, which amends certain disclosure requirements of ASC 820. ASU 2018-13 removed the requirement to disclose the amount of and reasons for transfers between level 1 and level 2 of the fair value hierarchy as well as the policy for timing of transfers between levels. The ASU also modified the disclosure for investments in certain entities that calculate NAV to disclose the timing of liquidation of an investee’s assets and the date when restrictions from redemption might lapse only if the investee has communicated the timing to the Plan or announced the timing publicly. It also clarified the measurement uncertainty disclosure to communicate information about the uncertainty in measurement as of the reporting date. The guidance is effective for fiscal years beginning after December 15, 2019. The Plan is currently evaluating the impact of this ASU on the financial statements but does not expect the adoption to have a material impact.

3.	PLAN INTEREST IN MASTER TRUST

The Plan’s investments in the Dominion Money Market Fund, the Real Estate Fund, the Intermediate Bond Fund, the S&P 500 Index Fund, the Small/Mid Cap Equity Index Fund and the Multi-Asset Class Inflation Managed Collective Investment Trust are held in a Master Trust that was established for the Plan and other employee benefit plans of Dominion Energy and its subsidiaries.

Dominion Money Market Fund—Investment income and administrative expenses relating to this fund are allocated to the individual plans based upon average monthly balances invested by each plan. This fund invests primarily in short-term securities.

The following tables present the value of the divided investments and related investment income in the Dominion Money Market Fund:

	December 31, 2019		December 31, 2018
	Master Trust	Plan's Interest in Master Trust	Master Trust	Plan's Interest in Master Trust
Short-term securities	$382,174,781	$299,623,545	$376,265,090	$294,261,111
Short-term investment fund	10,690,766	8,381,519	22,281,699	17,425,580
Asset-backed securities	4,557,812	3,573,307	3,049,214	2,384,662
Receivables	89,780	70,387	133,771	104,617
Payables	(55,620)	(43,606)	(52,256)	(40,867)
Total	$397,457,519	$311,605,152	$401,677,518	$314,135,103

Investment income for the Dominion Money Market Fund was as follows:

Year Ended
December 31, 2019
Interest	$1,714,109
Net investment appreciation	8,014,085
Total	$9,728,194

Real Estate Fund—This fund invests primarily in equity securities of real estate business companies, which are stated at fair value based on the closing sales price reported on the NYSE on the last business day of the Plan year. This fund employs a value-driven approach to invest in equity securities of companies that are in the U.S. real estate business. The focus is on real estate investment trusts (REITs), as well as real estate operating companies. This fund is diversified among property types and geographic regions primarily within the U.S. Investment income and expenses relating to this fund are allocated to the individual plans based upon average monthly balances invested by each participant.

The following tables present the value of the divided investments and related investment income in the Real Estate Fund:

	December 31, 2019		December 31, 2018
	Master Trust	Plan's Interest in Master Trust	Master Trust	Plan's Interest in Master Trust
Corporate stocks	$77,701,169	$68,535,085	$64,292,604	$56,184,385
Short-term investment fund	803,068	708,334	778,538	680,353
Receivables	401,378	354,029	447,352	390,934
Payables	(354,653)	(312,816)	(636,754)	(556,450)
Total	$78,550,962	$69,284,632	$64,881,740	$56,699,222

Investment income for the Real Estate Fund was as follows:

Year Ended
December 31, 2019
Interest	$7,344
Dividends	2,790,128
Net investment appreciation	14,329,335
Total	$17,126,807

Intermediate Bond Fund—This Western Asset Management Company (WAMCO) Intermediate Bond Fund seeks to outperform its benchmark, the Bloomberg Barclays U.S. Aggregate Bond Index (the Index), by 150 basis points (gross) over full market cycles. This fund’s performance is measured against the Index. Investment income and expenses relating to this fund are allocated to the individual plans based upon average monthly balances invested by each participant.

The following tables present the value of the divided investments and related investment income in the Intermediate Bond Fund:

	December 31, 2019		December 31, 2018
	Master Trust	Plan's Interest in Master Trust	Master Trust	Plan's Interest in Master Trust
WAMCO Core Bond Fund	$211,466,050	$182,162,250	$195,396,029	$165,202,377

Investment income for the Intermediate Bond Fund was as follows:

Year Ended
December 31, 2019
Net investment appreciation	$25,479,348

S&P 500 Index Fund—The primary objective of this fund is to approximate the risk and return characterized by the S&P 500 Index. This Index is commonly used to represent the large cap segment of the U.S. equity market. To achieve its objective, this fund employs a replication technique, which generally seeks to hold each index constituent in its proportional index weight.

The following tables present the value of the divided investments and related investment income in the S&P 500 Index Fund:

	December 31, 2019		December 31, 2018
	Master Trust	Plan's Interest in Master Trust	Master Trust	Plan's Interest in Master Trust
Common Collective Trust	$629,688,454	$552,025,466	$555,549,241	$481,614,725

Investment income for the S&P 500 Index Fund was as follows:

Year Ended
December 31, 2019
Net investment appreciation	$164,377,092

Small/Mid Cap Equity Index Fund—The primary objective of this fund is to approximate the overall performance of the common stocks included in the Dow Jones U.S. Completion Total Stock Market Index. The Index is comprised of the Dow Jones U.S. Total Stock Market Index less the securities included in the Standard & Poor’s 500 Index. The Index includes all small and mid cap companies headquartered in the U.S. with readily available price data.

The following tables present the value of the divided investments and related investment income in the Small/Mid Cap Equity Index Fund:

	December 31, 2019		December 31, 2018
	Master Trust	Plan's Interest in Master Trust	Master Trust	Plan's Interest in Master Trust
Common Collective Trust	$325,497,679	$285,777,261	$296,410,515	$256,662,868

Investment income for the Small/Mid Cap Equity Index Fund was as follows:

Year Ended
December 31, 2019
Net investment appreciation	$77,923,246

Multi-Asset Class Inflation Managed Collective Investment Trust—This fund seeks to provide long-term, attractive, risk-adjusted real returns in stable to rising inflationary environments, with a secondary objective to preserve investor capital. This fund’s benchmark is the Bloomberg Barclays 1-10 Year U.S. TIPS Index.

The following tables present the value of the divided investments and related investment income in the Multi-Asset Class Inflation Managed Collective Investment Trust:

	December 31, 2019		December 31, 2018
	Master Trust	Plan's Interest in Master Trust	Master Trust	Plan's Interest in Master Trust
Common Collective Trust	$5,472,594	$5,143,748	$5,414,573	$5,183,395

Investment income for the Multi-Asset Class Inflation Managed Collective Investment Trust was as follows:

Year Ended
December 31, 2019
Net investment appreciation	$687,808

4.	FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (exit price) in an orderly transaction between market participants at the measurement date. Fair values are based on assumptions that market participants would use when pricing an asset or liability, including assumptions about risk and the risks inherent in valuation techniques and the inputs to valuations. Fair value measurements assume that the transaction occurs in the principal market for the asset or liability (the market with the most volume and activity for the asset or liability from the perspective of the reporting entity), or in the absence of a principal market, the most advantageous market for the asset or liability (the market in which the reporting entity would be able to maximize the amount received or minimize the amount paid). The Plan applies fair value measurements to the Plan’s investments in accordance with the requirements described above.

Inputs and Assumptions

The Plan maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring the fair value of its investments. Fair value is based on actively-quoted market prices, if available. In the absence of actively-quoted market prices, the Plan seeks price information from external sources, including broker quotes. When evaluating pricing information provided by brokers, the Plan considers whether the broker is willing and able to trade at the quoted price, if the broker quotes are based on an active market or an inactive market and the extent to which brokers are utilizing a particular model if pricing is not readily available. If pricing information from external sources is not available, or if the Plan believes that observable pricing is not indicative of fair value, judgment is required to develop the estimates of fair value. In those cases, the Plan must estimate prices based on available historical and near-term future price information and certain statistical methods that reflect market assumptions.

The inputs and assumptions used in measuring fair value for investments include the following:

➢	Quoted securities prices and indices
➢	Securities trading information including volume and restrictions
➢	Maturity
➢	Interest rates
➢	Credit quality

The Plan regularly evaluates and validates the inputs used to estimate fair value by a number of methods, including review and verification of models, as well as various market price verification procedures such as the use of multiple broker quotes to support the market price of the various investments in which the Plan transacts.

The Plan’s investments are stated at fair value. Mutual funds are valued at quoted market prices, which represent the value of shares held by the Plan at year-end. Investment in the Dominion Stock Fund is stated at fair value, which has been determined by the custodian based on the fair value of the underlying investments within the fund. The Dominion Stock Fund is made up of Dominion Energy common stock specific to the Plan and other employee benefit plans of Dominion Energy and its subsidiaries and a NT Collective Short Term Investment Fund which is a Common Collective Trust Fund. Common Collective Trust Funds are stated at fair value as determined by the issuer of the Common Collective Trust Funds based on the fair value of the underlying investments.

Levels

The Plan utilizes the following fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

a.	Level 1—Quoted prices (unadjusted) in active markets for identical assets that the Plan has the ability to access at the measurement date.
b.

Level 2—Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable for the asset, including quoted prices for similar assets in active markets, quoted prices for identical or similar assets in inactive markets, inputs other than quoted prices that are observable for the asset, and inputs that are derived from observable market data by correlation or other means.

c.	Level 3—Unobservable inputs for the asset, including situations where there is little, if any, market activity for the asset.

The fair value hierarchy gives the highest priority to quoted prices in active markets (Level 1) and the lowest priority to unobservable data (Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. In these cases, the lowest level input that is significant to a fair value measurement in its entirety determines the applicable level in the fair value hierarchy. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset.

The Plan recognizes transfers among Level 1, Level 2 and Level 3 based on fair values as of the first day of the month in which the transfer occurs. Transfers out of Level 3 represent assets that were previously classified as Level 3 for which the inputs became observable for classification in either Level 1 or Level 2.

Recurring Fair Value Measurements

Fair value measurements are separately disclosed by level within the fair value hierarchy.

Plan Investments

The following table presents the Plan’s investments that are measured at fair value for each hierarchy level as of December 31, 2019 and 2018:

	2019				2018
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Dominion Stock Fund	$808,946,657	$—	$—	$808,946,657	$814,882,569	$—	$—	$814,882,569

Mutual Funds:
International Equity Fund	168,632,130	—	—	168,632,130	155,791,193	—	—	155,791,193
Emerging Markets Equity Fund	22,342,447	—	—	22,342,447	17,517,175	—	—	17,517,175
International Bond Fund	11,592,588	—	—	11,592,588	11,394,071	—	—	11,394,071
1-3 Year Bond Fund	19,240,077	—	—	19,240,077	16,408,967	—	—	16,408,967
Total Mutual Funds	221,807,242	—	—	221,807,242	201,111,406	—	—	201,111,406
Total recorded at fair value	$1,030,753,899	$—	$—	1,030,753,899	$1,015,993,975	$—	$—	1,015,993,975

Assets recorded at NAV(1):
Common Collective Trusts(2)				974,138,436				846,198,867
Total investments				$2,004,892,335				$1,862,192,842
(1)

These investments that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient are not required to be categorized in the fair value hierarchy. The total fair value of these investments is included in the table to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

(2)

See Note 1.g. Investment Options for a description of the individual investments included within this line item, and the nature and risk of each respective fund. Also included in the Common Collective Trusts is the NT Collective Short Term Investment Fund which is comprised of money market instruments with short-term maturities used for temporary investment and is not an investment option for participants. The Fund's objective is to provide an investment vehicle for cash reserves while offering a competitive rate of return. Liquidity is emphasized to provide for redemption of units on any business day. Principal preservation is also a prime objective. Admissions and withdrawals are made daily. Interest is accrued daily and distributed monthly.

Investments Held in Master Trust

The following table presents the investments held in the Master Trust for the Plan and other employee benefit plans of Dominion Energy and its subsidiaries that are measured at fair value for each hierarchy level as of December 31, 2019 and 2018:

	2019				2018
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Master Trust(1):
Dominion Money Market Fund:
Short-term securities	$—	$382,174,781	$—	$382,174,781	$—	$376,265,090	$—	$376,265,090
Asset-backed securities	—	4,557,812	—	4,557,812	—	3,049,214	—	3,049,214
Total Dominion Money Market Fund	—	386,732,593	—	386,732,593	—	379,314,304	—	379,314,304
Real Estate Fund:
Corporate stocks	77,701,169	—	—	77,701,169	64,292,604	—	—	64,292,604
Total Real Estate Fund	77,701,169	—	—	77,701,169	64,292,604	—	—	64,292,604
Total recorded at fair value	$77,701,169	$386,732,593	$—	$464,433,762	$64,292,604	$379,314,304	$—	$443,606,908
Assets recorded at NAV(2):
Common Collective Trusts(3)				972,233,446				880,326,679
Intermediate Bond Fund(4)				211,466,050				195,396,029
Total assets recorded at NAV				1,183,699,496				1,075,722,708
Total investments				$1,648,133,258				$1,519,329,616

(1)	See Note 3 for the Plan's interest in the net assets of the Master Trust at December 31, 2019 and 2018.
(2)

These investments that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient are not required to be categorized in the fair value hierarchy. The total fair value of these investments is included in the table to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

(3)

See Note 1.g. Investment Options for a description of Common Collective Trusts and Plan Interest in Master Trust in Note 3 for details about the related investment strategies. Also included in the Common Collective Trusts is the NT Collective Short Term Investment Fund which is comprised of money market instruments with short-term maturities used for temporary investment and is not an investment option for participants. The Fund's objective is to provide an investment vehicle for cash reserves while offering a competitive rate of return. Liquidity is emphasized to provide for redemption of units on any business day. Principal preservation is also a prime objective. Admissions and withdrawals are made daily. Interest is accrued daily and distributed monthly.

(4)	See Note 3 for details about the related investment objectives and strategies.
5.	FEDERAL INCOME TAX STATUS

The Plan is a qualified employees' profit sharing trust under Section 401(k) of the IRC and, as such, is exempt from federal income taxes under Section 501(a). Pursuant to Section 402(a) of the IRC, a participant is not taxed on the income and pre-tax contributions allocated to the participant's account until such time as the participant or the participant's beneficiaries receive distributions from the Plan.

The Plan obtained its latest determination letter on August 25, 2017, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC and therefore, the related trust is exempt from taxation. In December 2016, the IRS began publishing a Required Amendments List (List) for individually designed plans which specifies changes in qualification requirements. The List is published annually and requires plans to be amended for each item on the List, as applicable, to retain its tax exempt status. The Plan has been amended since applying for the determination letter; however, the Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

As of December 31, 2019, the Plan had an interest in the Master Trust and invested in shares of certain Common Collective Trusts that were managed by Northern Trust.  At that date, Northern Trust was the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each investment fund.

At December 31, 2019 and 2018 the Plan’s investment in the Dominion Stock Fund included 9,767,528 and 11,403,338 shares, respectively, of common stock of Dominion Energy, the Plan sponsor, with a cost basis of approximately $599 million and $672 million, respectively.  During the year ended December 31, 2019, the Plan recorded dividend income related to Dominion Energy common stock of approximately $39 million.

In addition, the Plan issues loans to participants, which qualify as permitted party-in-interest transactions. Such loans are secured by the vested balances in the participants’ accounts.

7.	PLAN TERMINATION

Although they have not expressed any intention to do so, the Participating Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of any termination of the Plan, or upon complete or partial discontinuance of contributions, the accounts of each affected participant shall become fully vested.

8.	SUBSEQUENT EVENTS

Subsequent events were evaluated through June 26, 2020, the date the financial statements were issued.

Subsequent to year end, there was an outbreak of the novel coronavirus (COVID-19) which impacted the financial markets and the global economy. The outbreak of COVID-19 is still on-going and the extent of the impact of COVID-19 on the Plan’s net assets available for benefits and changes in net assets available is uncertain.  The related financial impact and duration cannot be reasonably estimated at this time.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security (CARES) Act was passed by Congress.  The CARES Act provided fast and temporary relief for retirement plan sponsors and their participants. The provisions of the CARES Act may be effective and operationalized immediately, prior to amending the plan document.

The Plan has implemented the following relief provisions.  The Plan is evaluating the impact of the relief but does not expect the implementation to have a significant impact on the Plan’s net assets available for benefits.

•

Coronavirus-related distribution– Participants may take a coronavirus-related distribution of up to $100,000 from their retirement plan without a 10% early withdrawal penalty. Eligible distributions can be taken up to December 31, 2020. Coronavirus-related distributions may be repaid within three years.

•	Required minimum distributions (RMDs) – RMDs were temporarily suspended for 2020.

Management plans to amend the Plan as required by December 31, 2022.

SUPPLEMENTAL SCHEDULE

DOMINION ENERGY SALARIED SAVINGS PLAN

Employer ID No. 54-1229715

Plan Number: 001

FORM 5500, SCHEDULE H, PART IV, LINE 4i—

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2019

		(c)
(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost***	(e) Current Value
*	Dominion Energy, Inc.	Dominion Stock Fund		$808,946,657

		Common Collective Trusts:
*	Northern Trust Global Investments	NT Collective Short Term Investment Fund**		1,535,818
	The Vanguard Group, Inc.	Target Retirement Income Trust Plus		40,859,794
	The Vanguard Group, Inc.	Target Retirement 2015 Trust Plus		39,932,605
	The Vanguard Group, Inc.	Target Retirement 2020 Trust Plus		101,200,026
	The Vanguard Group, Inc.	Target Retirement 2025 Trust Plus		153,368,869
	The Vanguard Group, Inc.	Target Retirement 2030 Trust Plus		127,960,028
	The Vanguard Group, Inc.	Target Retirement 2035 Trust Plus		104,933,888
	The Vanguard Group, Inc.	Target Retirement 2040 Trust Plus		98,090,813
	The Vanguard Group, Inc.	Target Retirement 2045 Trust Plus		105,082,242
	The Vanguard Group, Inc.	Target Retirement 2050 Trust Plus		131,094,378
	The Vanguard Group, Inc.	Target Retirement 2055 Trust Plus		44,254,730
	The Vanguard Group, Inc.	Target Retirement 2060 Trust Plus		6,661,900
	The Vanguard Group, Inc.	Target Retirement 2065 Trust Plus		19,163,345
				974,138,436
		Mutual Funds:
	American EuroPacific Growth Fund	International Equity Fund		168,632,130
	Van Eck Securities Corporation	Emerging Markets Equity Fund		22,342,447
	Pacific Investment Management Co., LLC	International Bond Fund		11,592,588
*	Northern Trust Global Investments	1-3 Year Bond Fund		19,240,077
				221,807,242

		Total investments excluding interest in Master Trust		2,004,892,335

*	Various participants	Loans to Participants (maturing 2020 - 2028 at interest rates of 4.25%-9.25%)		32,838,120

		Total assets (held at end of year)		$2,037,730,455
*	A party-in-interest as defined by ERISA.
**	The NT Collective Short Term Investment Fund is a money market account used for temporary investment and is not an investment option for participants.
***	Cost information is not required for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Dominion Energy Services, Inc. Administrative Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOMINION ENERGY SALARIED SAVINGS PLAN
(name of plan)

Date: June 26, 2020	/s/ Regina J. Elbert
Regina J. Elbert
Vice President, Dominion Energy Services, Inc. Human Resources Business Services